Performance for Quarter ended December 31, 2016 Jatin Dalal Chief Financial Officer January 25, 2017 Exhibit 99.2

Financial Summary for the Quarter Ended December 31, 2016 (IFRS) Wipro Limited Q3 FY17 (Rs. crores) YoY Growth Revenues 13,688 6.4% Results from Operating Activities (EBIT) 2,323 -2.5% Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Investments – Current. For detailed reconciliations, please refer slide 10 in appendix 1 crores=10 million IT Services Segment revenue in constant currency grew 0.6% QoQ in line with guidance Interim Dividend of Rs 2 per share declared Gross Cash position was Rs. 33,155 crores or $ 4.9 Billion IT Services Segment margins expanded QoQ by 50bps to 18.3% Generated robust Operating cash flow of Rs. 26.4 billion which was 125% of Net Income

Highlights for the quarter Digital Eco-system constitutes 21.7% of revenues For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 10 Segment Profit refers to Segment Results 1 crores= 10 million Gross Utilization has increased by 36 basis points to 71.6% Announced agreement to acquire Infoserver, an IT services company focused on the Brazil market Net Addition to headcount was 4,891 Completed the acquisition of Appirio in November 2016 Quarterly Annualized Attrition has reduced by 1.8% to 15.4% Revenues from Fixed Price Projects grew from 56.4% to 57.7% Share of Offshore Revenue grew from 46.1% to 46.5%

IT Services - Revenue Dynamics for Quarter Ended December 31, 2016 Vertical Asia-Pacific and Other Emerging Markets grew 1.7% sequentially on a constant currency basis Europe grew 1.3% sequentially on a constant currency basis Geographies Energy, Natural Resources & Utilities grew 2.1% sequentially on a constant currency basis Financial Services and Communications grew 0.8% sequentially on a constant currency basis Business units The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography. We have re-classified some portions of work amongst Service lines effective April 1, 2016 and therefore the growth rates (YoY) may not be comparable. Digital & Consulting Digital Ecosystem grew 9.9% sequentially on a reported currency basis Consulting Ecosystem grew 7.9% sequentially on a reported currency basis

Looking ahead * Guidance is based on the following exchange rates: GBP/USD at 1.23, Euro/USD at 1.04, AUD/USD at 0.74, USD/INR at 67.73 and USD/CAD at 1.34. Looking ahead for the quarter ending March 31, 2017 We expect the Revenue from our IT Services business to be in the range of $ 1,922 million to $ 1,941 million*. Jan Feb Apr May Jun Jul Aug Sep Oct Nov Dec 2016-17 Mar

Supplemental Data Key Operating Metrics of IT Services

Key Operating Metrics in IT Services for the Quarter ended December, 2016 Particulars Particulars Q3’17 Q2’17 Q3’16 Revenue Composition Communications 7.4% 7.5% 7.7% Finance Solutions 25.5% 25.5% 26.2% Manufacturing & Technology 22.3% 22.4% 23.2% Healthcare, Life Sciences & Services 16.0% 16.0% 12.0% Consumer 15.8% 15.7% 16.5% Energy, Natural Resources & Utilities 13.0% 12.9% 14.4% Geography Composition Americas 55.5% 54.8% 52.8% Europe 23.6% 24.0% 24.8% India & Middle East Business 10.0% 10.4% 11.0% APAC & Other Emerging Markets 10.9% 10.8% 11.4% People related Headcount 179,129 174,238 170,664

Thank You Jatin.Dalal@wipro.com Jatin Dalal Chief Financial Officer

Appendix

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   As of   December 31, 2016 Computation of Gross cash position   Cash and cash equivalents 5,994 Investments - Current 27,161 Total 33,155 WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   Three months ended   December 31, 2016 Profit for the period [A] 2,109     Computation of Free cash flow   Net cash generated from operating activities 2,638 Add/(deduct) cash inflow/(outflow) on :     Purchase of Property, plant and equipment (508) Proceeds from sale of Property, plant and equipment 66 Free cash flow [B] 2,196 Free cash flow as a percentage of Net income [B/A] 104%     Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended December 31, 2016 Three months ended December 31, 2016 IT Services Revenue as per IFRS $1,902.8 IT Services Revenue as per IFRS $1,902.8 Effect of Foreign currency exchange movement $ 25.1 Effect of Foreign currency exchange movement $ 48.7 Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,927.9   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $1,951.5 Reconciliation of Free Cash Flow Reconciliation of Non-GAAP constant currency Revenue 1 crores=10 million